

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street, Unit 2
San Diego, CA 92102

> **Re: Deseo Swimwear Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed April 14, 2020**
> **Form 10-K/A for the Year Ended December 31, 2019**
> **Filed November 2, 2020**
> **File No. 333-210419**

Dear Ms. Cope:

We issued a comment to you on the above captioned filing on November 12, 2020. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by December 30, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing